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                                                                    Exhibit 5




November 16, 1995





AGOURON PHARMACEUTICALS, INC.
10350 North Torrey Pines Road
La Jolla, California  92037

Gentlemen:

As General Counsel for Agouron Pharmaceuticals, Inc. (the "Company"), a California corporation, I have examined and am familiar with its Articles of Incorporation, its Bylaws, and its various corporate records and proceedings relating to its incorporation. I am also familiar with the proceedings taken by the Board of Directors and stockholders of the Company to amend the Agouron Pharmaceuticals, Inc. 1990 Stock Option Plan (the "Plan"), through which amendment as of the date hereof the Company may issue and sell up to an additional 1,000,000 shares of its Common Stock (no par value), for a total of 3,500,000 shares of Common Stock issuable under the Plan, subject to possible adjustment, to eligible officers, directors, employees and consultants of the Company under the terms and conditions set forth in the Plan. I have also examined such other matters and made such other inquiries as I deem relevant to the opinion expressed below.

I am of the opinion that said additional 1,000,000 shares of Common Stock of the Company, when paid for and issued in accordance with the Plan, will be legally issued and validly outstanding shares of the Common Stock of the Company, fully paid and non-assessable.

I am hereby consenting to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Company's Registration Statement on Form S-8 in connection with the Plan, and any amendments thereto.


Sincerely,


/s/ Gary E. Friedman, Esq.

Gary E. Friedman, Esq.
Vice President and General Counsel

GEF:hah